FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of February 2008
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

Table of Contents

(1)	Press Release, “Dr. Reddy’s Announces Collaboration with SkyePharma for New Product utilizing two of SkyePharma’s proprietary drug delivery systems,” February 8, 2008

Press Release	[DR. REDDY’S LOGO]
Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, 8 February, 2008
Dr. Reddy’s Announces Collaboration with SkyePharma for New Product utilizing two of SkyePharma’s proprietary drug delivery systems
Hyderabad, India, 8 February, 2008: Dr. Reddy’s Laboratories (NYSE: RDY) today announced that it has entered into an agreement with SkyePharma PLC (LSE: SKP) to undertake a feasibility study of a product utilizing two of SkyePharma’s proprietary drug delivery systems. The costs of this study will be paid by Dr. Reddy’s. SkyePharma will also receive an upfront payment. If the feasibility study is successful, full development activities will begin later this year.
About Dr Reddy’s
Dr. Reddy’s Laboratories was established in 1984 in Hyderabad, India, and is a global pharmaceutical company with proven research capabilities. Dr. Reddy’s conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. The Indian based company produces finished dosage forms, active pharmaceutical ingredients and biotechnology products which are marketed globally, with focus on India, US, Europe and Russia.( www.drreddys.com)
About SkyePharma PLC
Using its proprietary drug delivery technologies, SkyePharma develops new formulations of known molecules to provide a clinical advantage and life-cycle extension. The Company has twelve approved products in the areas of oral, inhalation and topical delivery. The Group’s products are marketed throughout the world by leading pharmaceutical companies.
For more information, visit www.skyepharma.com
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Dr. Reddy’s Contact Information:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
Mythili Mamidanna at mythilim@drreddys.com or on +91-40-66511620

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: March 6, 2008		Name:	V. Viswanath
		Title:	Company Secretary

4